[redacted]

13012506

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

SEC FILE NUMBER
8- 15433

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KMS FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 SIXTH AVENUE, SUITE 2801
(No. and Street)

SEATTLE	WA	98121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KENNETH W. PAULSEN 206-441-2885
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAGELIN & ALLOWAY PS
(Name – *if individual, state last, first, middle name*)

2200 SIXTH AVENUE, SUITE 430	SEATTLE	WA	98121
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MARK HAMBY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KMS FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CHAIRMAN + CEO

Title

Notary Public

MELINDA R. SHERWOOD-LEWIS
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
JULY 9, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditors report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAGELIN & ALLOWAY PS
CERTIFIED PUBLIC ACCOUNTANTS
2200 Sixth Avenue, Suite 430
Seattle, WA 98121-1845

(206) 441-7100
FAX (206) 441-5804

INDEPENDENT AUDITOR'S REPORT

Board of Directors
KMS Financial Services, Inc.

We have audited the accompanying financial statements of KMS Financial Services, Inc. which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including assessment of the risks of material misstatement of

the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KMS Financial Services, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hagelin & Alloway PS

Seattle, Washington

February 19, 2013

KMS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Cash and cash equivalents	$ 4,194,727
Commissions receivable, net of allowance for doubtful accounts of $0	3,003,972
Investments in common stocks and U.S. Treasury Notes, at market value	915,634
Prepaid expenses and other receivables	464,023
Advances to registered representatives	164,814
Deposits with clearing organizations	141,000
Office equipment and fine art at cost, net of accumulated depreciation of $693,623	126,937
Deferred Federal income tax asset	234,000
	$9,245,107

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 301,712
Commissions payable	2,712,131
Profit sharing contribution payable	609,454
Accrued expenses	450,370
Federal and state income taxes currently payable	1,000
Supplemental retirement payable	612,628
Note payable	390,841
Subordinated note payable	600,000
	5,678,136
Commitments and contingent liabilities	
Stockholders' equity:	
Common stock - no par value: Authorized - 50,000 shares, issued and outstanding - 6,593 shares	128,394
Retained earnings	3,438,577
	3,566,971
	$9,245,107

See notes to financial statements.

KMS FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
For the year ended December 31, 2012

REVENUES	
Commissions	$68,075,962
Interest income	32,970
Other income	2,409,090
Total revenues	70,518,022
EXPENSES	
Commission expense	62,201,247
Salaries	2,736,295
Payroll taxes	222,358
Employee benefits	286,659
Profit sharing plan expense	611,518
Rent	219,737
Promotion, entertainment and sales expense	78,019
Office expenses	92,592
Telephone	10,807
Research and sundry	2,553,046
Data processing	72,522
Repairs and maintenance	17,902
Professional fees	334,149
Business taxes	171,121
Registration fees and expenses	334,345
Insurance	225,183
Interest	31,440
Dues and subscriptions	12,955
Miscellaneous	231,105
Depreciation and amortization	31,872
Total expenses	70,474,872
INCOME BEFORE INCOME TAXES	43,150
PROVISION FOR INCOME TAXES	11,438
NET INCOME	$ 31,712

See notes to financial statements.

KMS FINANCIAL SERVICES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2012

	Common Stock		Retained
	Shares	Dollars	Earnings
Balance - December 31, 2011	7,395	$144,001	$4,046,938
(Redemption) and cancellation of common shares	(802)	(15,607)	(640,073)
Net income for the year			31,712
Balance - December 31, 2012	6,593	$128,394	$3,438,577

See notes to financial statements.

KMS FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
For the year ended December 31, 2012

Subordinated borrowings at January 1, 2012	$ -
Increases:	
Issuance of subordinated note	600,000
Decreases:	-
Subordinated borrowings at December 31, 2012	$600,000

See notes to financial statements.

KMS FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2012
Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$31,712
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	31,872
(Increase) decrease in:	
Commissions receivable	2,431
Investments	(30,434)
Prepaid expenses and other receivables	(93,973)
Advances to registered representatives	(13,051)
Deferred Federal income tax asset	66,000
Deposits with clearing organization	(1,000)
Increase (decrease) in:	
Accounts payable	(906,600)
Commissions payable	(18,977)
Profit sharing contribution payable	(43,917)
Accrued expenses	11,592
Supplemental retirement payable	(16,872)
NET CASH FLOWS (USED IN) OPERATING ACTIVITIES	(981,217)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of office equipment and fine art	(29,831)
NET CASH FLOWS (USED IN) INVESTING ACTIVITIES	(29,831)
CASH FLOWS FROM FINANCING ACTIVITIES	
Note payable borrowings	600,000
Note payable principal payment	(390,841)
Redemption and cancellation of shares	(655,680)
NET CASH FLOWS (USED IN) FINANCING ACTIVITIES	(446,521)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,457,569)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,652,296
CASH AND CASH EQUIVALENTS AT END OF YEAR	$4,194,727

See notes to financial statements.

---

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY - KMS Financial Services, Inc. (the "Company") is a fully disclosed Broker Dealer and investment advisor registered with the Securities and Exchange Commission (SEC). It is also a member of the Financial Industry Regulatory Authority ("FINRA") and is also an insurance general agent. The Company offers securities, investment advisory services and insurance products through independent contractor agents (registered representatives and investment advisory representatives) operating primarily in the Western United States. Commission revenues are generated predominantly from the sale of mutual fund shares, general securities and variable annuities. Investment advisory revenues are generated primarily through offering investment advisory services based on a percentage of assets under advisory contracts.

INCOME RECOGNITION - Securities transactions and the commission revenue and expense are recorded in the accounts on a trade date basis. Investment advisory fees are received quarterly but are generally recognized as earned on a pro rata basis over the term of the agreement.

INCOME TAXES - Deferred Federal income taxes are provided when income, related to carrying investments at market value, and expenses, principally supplemental executive retirement program expenses accrued for financial statement purposes not deductible for tax purposes until paid, are recognized in different years for tax and financial statement purposes. Deferred tax expenses or benefits are recognized in the financial statements for the changes in the deferred tax liabilities or assets between years. No valuation allowances have been recorded to offset deferred tax assets recorded by the Company.

FIXED ASSETS AND DEPRECIATION - Office equipment and fine art are stated at cost. Office equipment is depreciated over its estimated economic life, ranging from three to seven years and is computed on the straight-line and accelerated methods. Fine art is depreciated on the straight-line method over its estimated economic lives of twenty to fifty years.

INVESTMENTS - Investments in common stocks, mutual funds and U.S. Treasury Notes are carried at fair market value based upon quoted market prices.

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ESTIMATES AND ASSUMPTIONS - Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying value of cash, receivables and accounts payable approximate fair value due to the short maturity of these instruments. None of the financial instruments are held for trading purposes.

2. CASH AND CASH EQUIVALENTS

The Company considers cash and cash equivalents to include cash and those short-term, highly liquid investments with original maturities of three months or less.

Cash and cash equivalents at December 31, 2012 consist of the following:

General funds	$3,477,495
Cash segregated in compliance with Federal and other regulations	79,480
Cash segregated in compliance with agreements with registered representatives (Note 6)	121,347
Investments in money market funds	516,405
	$4,194,727

Supplemental disclosures for the statement of cash flows include cash paid during the year for:

Interest	$43,898
Income taxes (Note 7)	2,438

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

3. NET CAPITAL REQUIREMENTS (continued)

At December 31, 2012, the Company had net capital of $2,843,815 and net capital required under the Rule was $338,542. The aggregate indebtedness to net capital ratio was 1.79 to 1.

The net capital rules may effectively restrict the payment of cash dividends.

4. SUPPLEMENTAL EXECUTIVE RETIREMENT PROGRAM

The Company maintains a supplemental executive retirement program covering an employee that provided for monthly benefits of $5,000 commencing in 1998. The Company's policy is to not fund the liability. The unfunded accumulated benefit obligation is reflected in the accompanying financial statements as supplemental retirement payable.

5. NOTES PAYABLE

Promissory note payable to a former stockholder is payable $390,841 annually plus interest at prime plus one percent, not to be less than 4.25 percent nor more than 6.25 percent. Prime was 3.25 percent at December 31, due 2013.	$390,841
Subordinated note payable to a stockholder is payable at maturity plus interest monthly at prime plus one percent. Prime was 3.25 percent at December 31, due August 2016. Subordinated note payable is subordinated to present and future creditors of the Company.	600,000
	$990,841

Estimated principal payments on the note are due for the years ending December 31, as follows:

2013	$390,841
2016	600,000
	$990,841

6. COMMITMENTS

The Company leases office premises and equipment under noncancelable operating leases. The Company is obligated under an equipment lease for rental payments covering office supplies provided under the operating lease. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2012:

Year ending December 31,	
2013	$181,848
2014	140,517
Total minimum payments required	$322,365

The Company's rental expense, under operating leases, was $219,737 during 2012.

The Company has received payments from registered representatives, and maintains the funds to supplement professional liability insurance programs as necessary. The Company, and appointed registered representatives are responsible for administration of funds.

The Company is obligated to purchase, from certain stockholder's estates, the estate's common stock at a purchase price per share determined by formula. Additionally, the Company is obligated to purchase shares from certain terminated employees.

The Company maintains life insurance on certain stockholders. Proceeds from these life insurance policies are to be used to redeem common stock from the estate, with balances generally payable over five years at prime rates plus one percent.

7. INCOME TAXES

The Company’s deferred taxes consist of the following:

Deferred tax assets	$234,000
Deferred tax liabilities	-
Valuation allowance	-
	$234,000

7. INCOME TAXES (continued)

The Company's provision for income taxes consists of the following components:

Currently payable (refundable):	
Federal	$(57,000)
State	2,438
Deferred tax:	
Federal	66,000
	$ 11,438

The Company's deferred Federal tax asset represents the tax effects of deductible temporary differences in reporting compensation and retirement benefits under terms of the supplemental executive retirement program covering an officer, and certain accrued expenses not deductible for income tax purposes until paid.

The Company's deferred Federal income tax payable represent the tax effects of taxable temporary differences in carrying investments in common stocks and U.S. Treasury Notes at fair market value for financial presentation purposes. The net deferred Federal income tax asset includes the asset, net of the payable.

The Company's provision for income taxes differs from applying the statutory U.S. Federal income tax rate to income before income taxes. The primary differences arise from providing for state income taxes, and nontaxable municipal interest income.

The Company's tax returns are subject to possible examination by the taxing authorities. For Federal income tax purposes the returns essentially remain open to possible examination for a period of three years after the respective filing deadlines of those returns. For state and local tax purposes the period may extend to five years.

8. EMPLOYEE PENSION AND PROFIT SHARING PLAN

The Company's employees are participants in a pension and profit sharing plan revised effective January 1, 2002. The plan covers substantially all of the Company's employees.

8. EMPLOYEE PENSION AND PROFIT SHARING PLAN (continued)

The plan is a 401(k) plan where the employees may elect to make voluntary contributions pursuant to a salary reduction agreement. The Company is obligated for minimum contributions, and may elect to make additional discretionary contributions determined by the Board of Directors. Contributions cannot exceed twenty five percent of compensation. Contributions of $611,518 (including $80,839 of required minimum contributions) were authorized by the Board of Directors for 2012. The Company is obligated for contributions to the pension plan of three percent of eligible compensation, as defined, on an annual basis. The Company funds plan contributions as incurred.

9. CONTINGENT LIABILITIES

The Company maintains its cash accounts in one commercial bank located in Seattle, Washington. The total cash balances are secured by the Federal Deposit Insurance Corporation up to $250,000. Additionally, cash balances in money market funds may not have available insurance.

The Company is involved in various legal actions and claims arising in the normal course of business. After taking into consideration legal counsel's evaluation of such actions, management is of the opinion that their outcome will not result in any material adverse effect on the Company's financial position. Legal costs incurred in connection with loss contingencies are expensed as incurred.

10. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 19, 2013, the date that the financial statements were available to be issued. No significant subsequent events have been identified that would require adjustment of or disclosure in the accompanying financial statements.

HAGELIN & ALLOWAY PS
CERTIFIED PUBLIC ACCOUNTANTS
2200 Sixth Avenue, Suite 430
Seattle, WA 98121-1845

(206) 441-7100
FAX (206) 441-5804

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
KMS Financial Services, Inc.

We have audited the accompanying financial statements of KMS Financial Services, Inc. as of and for the year ended December 31, 2012, and have issued our report thereon dated February 19, 2013 which contained an unqualified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in pages 18 - 26 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the auditing standards generally accepted in the United State of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Hagelin & Alloway PS

Seattle, Washington

February 19, 2013

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16]   2) Rule 17a-5(b) [17]   3) Rule 17a-11 [18]

4) Special request by designated examining authority [19]   5) Other [✓ 26] Rule 17a-5(d)

NAME OF BROKER-DEALER: KMS FINANCIAL SERVICES, INC. [13]

SEC FILE NO.: 8-15433 [14]

FIRM I.D. NO.: 01-03866 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

2001 SIXTH AVENUE, SUITE 2801 [20]
(No. and Street)

SEATTLE [21] WA [22] 98121 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/12 [24]

AND ENDING (MM/DD/YY): 12/31/12 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT — **(Area Code) — Telephone No.**

KENNETH W. PAULSEN [30] (206) 441-2885 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO [✓ 41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [✓ 42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 19TH day of FEBRUARY 20 13

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

HAGELIN & ALLOWAY PS [70]

ADDRESS

2200 SIXTH AVENUE, SUITE 430 [71]	SEATTLE [72]	WA [73]	98121 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER [1] KMS FINANCIAL SERVICES, INC. | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/12 [99]
SEC FILE NO. 8-15433 [98]
Consolidated [ ] [198]
Unconsolidated [✓] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 3,556,975	200			$ 3,556,975	750
2. Receivables from brokers or dealers:						
A. Clearance account [3]		295				
B. Other	2,712,131	300	$ 291,841	550	3,003,972	810
3. Receivable from non-customers		355	409,490	600	[7] 409,490	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities	1,510,107	419				
C. Options		420				
D. Other securities	43,279	424				
E. Spot commodities [4]		430			1,553,386	850
5. Securities and/or other investments not readily marketable:						
A. At cost [2] $ ______ [130]						
B. At estimated fair value		440	54,103	610	54,103	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ______ [150]						
B. Other securities $ ______ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ______ [170]						
B. Other securities $ ______ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ______ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value			[6]	660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	126,937	680	[8] 126,937	920
11. Other assets	141,000	535	399,244	735	540,244	930
12. TOTAL ASSETS [5]	$ 7,963,492	540	$ 1,281,615	740	$ 9,245,107	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC. as of 12/31/12

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 ▼13	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other ▼10	2,712,131	1115		1305	2,712,131	1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	1,975,164	1205		1385	1,975,164	1685
18. Notes and mortgages payable:						
A. Unsecured	390,841	1210			390,841	1690
B. Secured		1211 ▼12		1390 ▼14		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders ▼9 $ [970]						
2. includes equity subordination (15c3-1(d)) of . . . $ 600,000 [980]						
B. Securities borrowings, at market value			600,000	1410	600,000	1720
from outsiders $ [990]						
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 5,078,136	1230	$ 600,000	1450	$ 5,678,136	1760

Ownership Equity

		Total	
21. Sole Proprietorship		▼15 $	1770
22. Partnership (limited partners)	▼11 ($ [1020])		1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		128,394	1792
C. Additional paid-in capital			1793
D. Retained earnings		3,438,577	1794
E. Total		3,566,971	1795
F. Less capital stock in treasury		▼16 ( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 3,566,971	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 9,245,107	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC. as of 12/31/12

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	3,566,971	3480
2. Deduct ownership equity not allowable for Net Capital			[19] (	)	3490
3. Total ownership equity qualified for Net Capital				3,566,971	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				600,000	3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	4,166,971	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 1,281,615	3540			
B. Secured demand note delinquency		3590			
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600			
D. Other deductions and/or charges		3610		(1,281,615)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			[20] $	2,885,356	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities [18]		3735			
2. Debt securities	34,295	3733			
[30] 3. Options		3730			
4. Other securities	7,246	3734			
D. Undue Concentration		3650			
E. Other (List)		3736		(41,541)	3740
10. Net Capital			$	2,843,815	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC. as of 12/31/12

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	338,542	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	338,542	3760
14. Excess net capital (line 10 less 13)	$	2,505,273	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) (22)	$	2,336,001	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	5,078,136	3790
17. Add:						
A. Drafts for immediate credit (21)	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	5,078,136	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	178.57	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) (23)	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC.

For the period (MMDDYY) from 24 01/01/12 [3932] to 12/31/12 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 2,122,410	3935
b. Commissions on listed option transactions		25	3938
c. All other securities commissions		16,137,985	3939
d. Total securities commissions		18,260,395	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		(4,606)	3952
4. Profit (loss) from underwriting and selling groups		26	3955
5. Revenue from sale of investment company shares		20,235,040	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		30,228,613	3975
8. Other revenue		1,798,580	3995
9. Total revenue		$ 70,518,022	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		1,658,605	4120
11. Other employee compensation and benefits		2,217,545	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense		31,440	4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses		248,438	4195
15. Other expenses		66,321,282	4100
16. Total expenses		$ 70,477,310	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 40,712	4210
18. Provision for Federal income taxes (for parent only)		28 9,000	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4338		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 31,712	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ N/A	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC.

For the period (MMDDYY) from 01/01/12 to 12/31/12

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 4,190,939	4240
A. Net income (loss)		31,712	4250
B. Additions (Includes non-conforming capital of	29 $ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])	(655,680)	4270
2. Balance, end of period (From item 1800)		$ 3,566,971	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $ 0	4300
A. Increases	600,000	4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 600,000	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC. as of 12/31/12

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained	X	4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 PERSHING LLC - CLEARING FIRM SEC # 8-17574 [4335]	X	4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31 [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
		Total $ 36	N/A [4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	**DESCRIPTIONS**
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

KMS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

NET CAPITAL		
Total stockholder's equity qualified for net capital		$3,566,971
Liabilities subordinated to claims of general creditors allowable in computation of net capital		600,000
Total capital and allowable subordinated liabilities		4,166,971
Deductions and/or charges:		
A. Non-allowable assets		
Property, furniture, equipment and leasehold improvements (net of accumulated depreciation)	$126,937	
Receivable from brokers or dealers, other	291,841	
Investments not readily marketable	54,103	
Other receivables and prepaid expenses	643,920	
Advances to registered representatives	164,814	
		1,281,615
Net capital before haircuts on securities positions		2,885,356
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
C. Trading and investment securities		
2. Debt securities		34,295
4. Other securities		7,246
Net capital		$2,843,815
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable		301,712
Accrued expenses and other liabilities		1,060,824
Commissions payable		2,712,131
Deferred retirement payable		612,628
Note payable		390,841
Total aggregate indebtedness		$5,078,136
COMPUTATION OF BASIS NET CAPITAL REQUIREMENT		
Minimum net capital required		$338,542
Minimum dollar net capital required of reporting broker or dealer		$250,000
Excess net capital		$2,505,273
Excess net capital at 1000%		$2,336,001
Ratio: Aggregate indebtedness to net capital		178.57%

KMS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
(Continued)
December 31, 2012

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2012)	
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$2,856,258
Audit adjustments increasing (decreasing) assets	
Deferred Federal income tax asset	(66,000)
Federal income taxes receivable	70,362
Audit adjustments decreasing (increasing) A.I. Liabilities	
Accrued expenses and other liabilities	(16,308)
Audit adjustments increasing Haircuts on debt instruments	(497)
Net capital as computed per this schedule	$2,843,815

HAGELIN & ALLOWAY PS
CERTIFIED PUBLIC ACCOUNTANTS
2200 Sixth Avenue, Suite 430
Seattle, WA 98121-1845

(206) 441-7100
FAX (206) 441-5804

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
KMS Financial Services, Inc.

In planning and performing our audit of the financial statements of KMS Financial Services, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

(Continued)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

(Continued)

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hagelin & Alloway PS

Seattle, Washington

February 19, 2013

HAGELIN & ALLOWAY PS
CERTIFIED PUBLIC ACCOUNTANTS
2200 Sixth Avenue, Suite 430
Seattle, WA 98121-1845

(206) 441-7100
FAX (206) 441-5804

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
KMS Financial Services, Inc.

In accordance with Rule 17a-5(e(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by KMS Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating KMS Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). KMS Financial Services, Inc.'s management is responsible for the KMS Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC- 7 with respective cash disbursement records entries noting no differences,

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

INDEPENDENT AUDITOR'S REPORT ON
APPLYING AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION

(Continued)

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hagelin & Alloway PS

Seattle, Washington

February 19, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

015433 FINRA DEC
KMS FINANCIAL SERVICES INC 20*21
2001 6TH AVE STE 2801
SEATTLE WA 98121-2588

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kenneth W Paulsen
206-441-2885 (ext 222)

2. A. General Assessment (item 2e from page 2) $ 86,049.02

B. Less payment made with SIPC-6 filed (exclude interest) (41,590.30)

7-10-2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 44,458.72

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 44,458.72

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KMS Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the 22 day of January , 20 13 .

C.F.O.
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 70,518,022.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	4,542.
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	35,725,732.
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Expense Reimbursement Dollar for Dollar (Deductions in excess of $100,000 require documentation)	377,224.
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	36,102,956.
2d. SIPC Net Operating Revenues	$ 34,419,608.
2e. General Assessment @ .0025	$ 86,049.02 (to page 1, line 2.A.)